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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.18)

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                           COMMERCIAL INTERTECH CORP.
                           (NAME OF SUBJECT COMPANY)

                           COMMERCIAL INTERTECH CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

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                    COMMON SHARES, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  201709 10 2
                       (CUSIP NUMBER OF CLASS SECURITIES)

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                          GILBERT M. MANCHESTER, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                           COMMERCIAL INTERTECH CORP.
                               1775 LOGAN AVENUE
                              YOUNGSTOWN, OH 44501

(NAME, ADDRESS  AND TELEPHONE  NUMBER OF PERSON  AUTHORIZED TO  RECEIVE NOTICES
       AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

   STUART Z. KATZ, ESQ.       HERBERT S. WANDER, ESQ.      LEIGH B. TREVOR, ESQ.
   FRIED, FRANK, HARRIS,       KATTEN MUCHIN & ZAVIS        JONES, DAY, REAVIS
    SHRIVER & JACOBSON   525 WEST MONROE STREET-SUITE 1600        & POGUE
    ONE NEW YORK PLAZA     CHICAGO, ILLINOIS 60661-3693         NORTH POINT
 NEW YORK, NEW YORK 10004         (312) 902-5200            901 LAKESIDE AVENUE
      (212) 859-8000                                       CLEVELAND, OHIO 44114
                                                                (216) 586-7247

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  This Amendment No. 18 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") on July 12, 1996 by Commercial Intertech Corp., an Ohio corporation (the "Company"), relating to the offer by Opus Acquisition Corporation, a Delaware corporation ("OAC") and an indirect wholly owned subsidiary of United Dominion Industries Limited, a Canadian corporation ("United Dominion"), to purchase for cash all outstanding common shares, par value $1.00 per share (the "Common Shares"), of the Company, together with the associated preferred share purchase rights (the "Rights" and, together with the Common Shares, the "Shares"). Capitalized terms used but not defined herein have the meanings previously set forth in the Schedule 14D-9.

1. ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  On August 2, 1996, the Company filed with the SEC the following documents, copies of which are attached as Exhibits 99.1, 99.2 and 99.3 and which are incorporated herein by reference:

   1. Revised Preliminary Proxy Statement of Commercial Intertech Corp. relating to a Special Meeting of Shareholders of Commercial Intertech Corp. pursuant to Section 1701.831 of the Ohio Revised Code (incorporated by reference to a Schedule 14A filed by Commercial Intertech Corp. with the Securities and Exchange Commission on August 2, 1996).

   2. Revised Preliminary Revocation Statement of Commercial Intertech Corp. opposing the calling of a special meeting of shareholders of Commercial Intertech Corp. together with a form of Revocation Card relating thereto (incorporated by reference to a Schedule 14A filed by Commercial Intertech Corp. with the Securities and Exchange Commission on August 2,
      1996).

   3. Preliminary Proxy Statement of Commercial Intertech Corp. relating to certain proposals at a special meeting of shareholders of Commercial Intertech Corp. (incorporated by reference to a Schedule 14A filed by Commercial Intertech Corp. with the Securities and Exchange Commission on August 2, 1996).

2. ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  Item 9 is hereby amended and supplemented by adding the following exhibit:

  Exhibit 99.1. Revised Preliminary Proxy Statement of Commercial Intertech
                Corp. relating to a Special Meeting of Shareholders of Commercial Intertech Corp. pursuant to Section 1701.831 of the Ohio Revised Code (incorporated by reference to a Schedule 14A filed by Commercial Intertech Corp. with the Securities and Exchange Commission on August 2, 1996).

  Exhibit 99.2. Revised Preliminary Revocation Statement of Commercial
                Intertech Corp. opposing the calling of a special meeting of shareholders of Commercial Intertech Corp. together with a form of Revocation Card relating thereto (incorporated by reference to a Schedule 14A filed by Commercial Intertech Corp. with the Securities and Exchange Commission on August 2, 1996).

  Exhibit 99.3. Preliminary Proxy Statement of Commercial Intertech Corp.
                relating to certain proposals at a special meeting of shareholders of Commercial Intertech Corp. (incorporated by reference to a Schedule 14A filed by Commercial Intertech Corp. with the Securities and Exchange Commission on August 2, 1996).

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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              /s/ Gilbert M. Manchester
                                       By: _____________________________________
                                       NAME:  GILBERT M. MANCHESTER
                                       TITLE: VICE PRESIDENT AND GENERAL COUNSEL

Dated: August 2, 1996

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                                 EXHIBIT INDEX

 EXHIBIT NO.                           EXHIBIT
 -----------                           -------
 Exhibit 99.1 Revised Preliminary Proxy Statement of Commercial Intertech Corp.
              relating to a Special Meeting of Shareholders of Commercial Intertech Corp. pursuant to Section 1701.831 of the Ohio Revised Code (incorporated by reference to a Schedule 14A filed by Commercial Intertech Corp. with the Securities and Exchange Commission on August 2, 1996).

 Exhibit 99.2 Revised Preliminary Revocation Statement of Commercial Intertech
              Corp. opposing the calling of a special meeting of shareholders of Commercial Intertech Corp. together with a form of Revocation Card relating thereto (incorporated by reference to a Schedule 14A filed by Commercial Intertech Corp. with the Securities and Exchange Commission on August 2, 1996).

 Exhibit 99.3 Preliminary Proxy Statement of Commercial Intertech Corp.
              relating to certain proposals at a special meeting of shareholders of Commercial Intertech Corp. (incorporated by reference to a Schedule 14A filed by Commercial Intertech Corp. with the Securities and Exchange Commission on August 2, 1996).